David Lubin & Associates, PLLC

26 East Hawthorne Avenue

Valley Stream, NY 11580

Tel. (516) 887-8200

Fax (516) 887-8250

October 4, 2006

BY EDGAR AND

FACSIMILE (202) 551-3291

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Mr. Jason Wynn

Re:	Patriot Gold Corp.
Revised Preliminary Proxy Statement on Schedule 14A
Filed on September 15, 2006

                File Number 0-32919

Dear Mr. Wynn:

This law firm represents Patriot Gold Corp., Inc. (the “Company”). On behalf of the Company, we are herewith filing with the Securities and Exchange Commission (the “Commission”) a second amendment to the Preliminary Proxy Statement on Schedule 14A (the “Second Amendment”) in response to the Commission’s comments, dated September 15, 2006 (the “Comment Letter”), with reference to the first amendment to the Company’s Preliminary Proxy Statement filed with the Commission on September 15, 2006. The original Preliminary Proxy Statement had been filed with the Commission on September 1, 2006.

In addition to the Second Amendment, the Company supplementally responds to all the Commission’s comments as follows:

1.           Comment: We note from your response to prior comment 1 that, pursuant to Nevada Revised Statutes Section 78.390, your “board of directors must adopt a resolution setting forth the proposed amendment and thereafter seek the approval of the shareholders entitled to vote...” Provide a further explanation of how your proposal to implement either a forward or a reverse stock split and increase the number of authorized shares of common stock satisfies the requirement of adopting a resolution setting forth a proposed amendment.

Response:      In accordance with the Commission’s Comment Letter, the Preliminary Proxy Statement has been revised to explain how our proposal to implement either a forward or a reverse stock split and increase the number of authorized shares of common stock satisfies the requirement set forth in Nevada Revised Statutes (“NRS”) 78.390 of adopting a resolution setting forth a proposed amendment. Such discussion is included in the section entitled “Questions and Answers About this Proxy Material and the Special Meeting,” in the answer provided to the question “In what manner must the proposals described herein be approved under Nevada’s general corporate laws?”.

The Proxy Statement describes how the procedure adopted by the Company satisfies the first requirement set forth in NRS Section 78.390, which is that the board of directors must adopt a resolution setting forth the proposed amendment. The board of directors has adopted resolutions by written consent authorizing the filing of any of three separate proposed amendments to the Company’s Articles of Incorporation: (a) an amendment implementing a reverse stock split of our common stock, as set forth in proposal no. 1 of the Proxy Statement; (2) an amendment implementing a forward stock split of our common stock, as set forth in proposal no. 2 of the Proxy Statement; and (c) an amendment increasing the authorized shares of the Company’s common stock, as set forth in proposal no. 3 of the Proxy Statement. Each such proposed amendment is specifically discussed in, and authorized by, such resolutions. Such resolutions of the board of directors also state that the board does not intend to file all three amendments and generally sets forth the conditions under which the amendments will or will not be filed. Depending on changes in the market price of the Company’s common stock, the Board will file either the amendment implementing the reverse split or the amendment implementing the forward split, and if the latter, it will also file the amendment increasing the number of authorized shares of common stock. Accordingly, the requirement that the board of directors adopt a resolution setting forth the proposed amendments has been satisfied.

The Proxy Statement also explains how the granting of authority to implement either a forward or a reverse split is authorized by NRS Section 78.390. Such statute provides that the shareholders may approve the filing of an amendment to the Articles of Incorporation of the Company and also grant to the board the authority to abandon any proposed amendment so approved without further action by the stockholders. The statute explicitly states that the resolution of the stockholders approving a proposed amendment may provide that at any time before the effective date of the amendment, notwithstanding approval of the proposed amendment by the stockholders, the board of directors may, by resolution, abandon the proposed amendment without further action by the stockholders.

Accordingly, NRS Section 78.390 permits the shareholders to approve any of the amendments proposed by the Board and leave it to the Board’s discretion regarding whether or not to implement them. Therefore, NRS Section 78.390 permits the shareholders to approve both the amendment implementing the reverse split and that implementing the forward split, and also to provide in such approvals that the Board may abandon either of such amendments in its discretion. Such statute provides that the resolutions adopted by the Company’s shareholders at their special meeting may provide that the Board, in its discretion, may abandon either, or both, of the proposed stock splits, notwithstanding their approval by the shareholders. That is, the Board may file either the amendment implementing a forward split or the amendment implementing a reverse split, and abandon the other amendment, even if the shareholders have approved both amendments.

In accordance with the Commission’s Comment Letter, enclosed herein also is a letter from Robert Coale, the Company’s Chairman, President, Chief Executive Officer, Chief Operating Officer, Secretary, and Director. Pursuant to such letter, Mr. Coale, on behalf of the Company, has made the acknowledgments set forth in the Commission’s Comment Letter.

We hope the foregoing addresses the comments raised by the Commission. The Company appreciates your review in assisting it to enhance the overall disclosure in its filings. Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Should you require anything further, please do not hesitate to contact us. Thank you for your attention to this matter.

Very truly yours,

/s/ David Lubin

David Lubin

PATRIOT GOLD CORP.

501-1775 Bellevue Avenue

West Vancouver, B.C. V7V 1A9

Canada

October 4, 2006

BY EDGAR AND

FACSIMILE (202) 551-3291

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Mr. Jason Wynn

Re:	Patriot Gold Corp.
Preliminary Proxy Statement on Schedule 14A
Filed on September 1, 2006

                File Number 0-32919

Dear Mr. Wynn:

On behalf of Patriot Gold Corp., Inc. (the “Company”), the undersigned hereby makes the acknowledgements set forth below in connection with the filing with the Securities and Exchange Commission (the “Commission”) herewith of a second amendment to the Preliminary Proxy Statement on Schedule 14A in response to the Commission’s comments, dated September 15, 2006 (the “Comment Letter”), with reference to the first amendment to the Company’s Preliminary Proxy Statement filed with the Commission on September 15, 2006. The original Preliminary Proxy Statement had been filed with the Commission on September 1, 2006. The undersigned hereby acknowledges that:

(a) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any further questions or comments to the Company’s counsel, David Lubin, Esq., as follows:

David Lubin, Esq.

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David Lubin & Associates, PLLC

26 East Hawthorne Avenue

Valley Stream, NY 11580

Telephone: (516) 887-8200

Facsimile: (516) 887-8250

Email: david@dlubinassociates.com

Thank you very much for your attention to this matter.

Very truly yours,

PATRIOT GOLD CORP.

By:	/s/ Robert Coale
Name:	Robert Coale
Title:	Chairman, President, Chief Executive
Officer, Chief Operating Officer, Secretary,
and Director
(Principal executive, financial, and
accounting officer)

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